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                             May 26, 2022

       John McCarthy, Jr.
       Chief Executive Officer
       Starwood Real Estate Income Trust, Inc.
       2340 Collins Avenue
       Miami Beach, FL 33139

                                                        Re: Starwood Real
Estate Income Trust, Inc.
                                                            Post-Effective
Amendment No. 2 to
                                                            Registration
Statement on Form S-11
                                                            Filed May 23, 2022
                                                            File No. 333-249719

       Dear Mr. McCarthy, Jr.:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-11

       General

   1.                                                   It appears that your
Section 10(a)(3) update for December 31, 2021 financial statements was required by April
30, 2022. Please provide us with a legal analysis of your
                                                        compliance with Section
10(a)(3) of the Securities Act of 1933. Please also advise
                                                        whether you engaged in
sales of your securities in the interim, and, to the extent you made such sales, please
advise what consideration you have given to including disclosure regarding the potential
violation of Section 5 of the Securities Act.
 John McCarthy, Jr.
Starwood Real Estate Income Trust, Inc.
May 26, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn McCarthy, Jr.
                                                     Division of Corporation
Finance
Comapany NameStarwood Real Estate Income Trust, Inc.
                                                     Office of Real Estate &
Construction
May 26, 2022 Page 2
cc:       Jason W. Goode, Esq.
FirstName LastName